Exhibit 99.1

China Yuchai International Reports Unaudited Fourth Quarter

and Full Year 2011 Financial Results

Singapore, Singapore – February 27, 2012 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading automotive manufacturer and distributor of diesel engines in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the fourth quarter and fiscal year ended December 31, 2011. The financial information presented herein for FY 2011 and FY 2010 is reported using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Financial highlights for the fourth quarter of 2011:

•	Net revenue was RMB 3.7 billion (US$ 594.6 million) compared with RMB 3.8 billion in the fourth quarter of 2010;

•	Gross profit was RMB 1.0 billion (US$ 164.4 million), a 27.7% gross margin compared with RMB 1.3 billion in the fourth quarter of 2010, a 34.8% gross margin;

•	Operating profit was RMB 636.4 million (US$ 101.0 million) compared with RMB 793.9 million in the same quarter a year ago;

•	Net earnings attributable to China Yuchai’s shareholders was RMB 342.6 million (US$ 54.4 million) versus RMB 448.9 million in the same quarter in 2010;

•	Earnings per share was RMB 9.19 (US$ 1.46) compared with RMB 12.05 in the same period in 2010.

Net revenue for the fourth quarter of 2011 was RMB 3.7 billion (US$ 594.6 million) compared with RMB 3.8 billion in the fourth quarter of 2010. The total number of diesel engines sold by GYMCL during the fourth quarter of 2011 was 104,352 compared with 115,460 units in the fourth quarter of 2010.

Sale of engines decreased by 11,108 units or 9.6% in the fourth quarter of 2011 compared with the fourth quarter of 2010. This was mainly due to a softening in the commercial vehicle market in 2011 and the removal of certain government incentives to the automotive industry which were received in 2010. The decline in net sales was 1.1% or RMB 40.9 million as compared to the same period in 2010.

Gross profit was RMB 1.0 billion (US$ 164.4 million) compared with RMB 1.3 billion in the fourth quarter of 2010. The gross margin decreased to 27.7% in the fourth quarter of 2011 as compared with 34.8% a year ago. In the fourth quarter of 2010, the higher gross margin was attributable to increased sales of more profitable heavy-duty engines. In the fourth quarter of 2011, the lower gross margin was mainly due to a shift in the sales mix to more light-duty engines.

Other income was RMB 41.9 million (US$ 6.7 million), an increase from RMB 15.3 million in the fourth quarter of 2010. This was mainly due to larger government grants for GYMCL’s research and development initiatives.

Research and development (“R&D”) expenses were RMB 84.7 million (US$ 13.4 million) compared with RMB 78.2 million in the fourth quarter of 2010, an increase of 8.3%. As a percentage of net revenue, R&D spending was 2.3% compared with 2.1% in the fourth quarter of 2010.

Selling, general & administrative (“SG&A”) expenses were RMB 356.9 million (US$ 56.6 million) down from RMB 461.9 million in the fourth quarter of 2010, a decrease of 22.7%. SG&A expenses represented 9.5% of fourth quarter 2011 net revenue compared with 12.2% in the same quarter a year ago. The decrease in SG&A expenses was due mainly to lower product warranty expenses, lower sales commissions payable from reduced sales volume and overall tighter cost controls.

Operating profit declined to RMB 636.4 million (US$ 101.0 million) from RMB 793.9 million in the fourth quarter of 2010, mainly due to lower gross profit and higher R&D expenses partially offset by lower SG&A and higher Other Income. The operating margin was 17.0% compared with 21.0% in the fourth quarter of 2010.

Finance costs rose to RMB 56.0 million (US$ 8.9 million) from RMB 32.9 million in the fourth quarter of 2010. In 2011, the issuance of short-term financing bonds (“STFBs”) at favorable interest rates helped to contain the increase in finance costs.

The share of joint ventures was a loss of RMB 44.2 million (US$ 7.0 million) compared with a loss of RMB 47.4 million in the fourth quarter of 2010. These losses were mainly due to impairment of assets held by HL Global Enterprises Limited’s (“HLGE”) joint ventures.

In the fourth quarter of 2011, total net profit attributable to China Yuchai’s shareholders was RMB 342.6 million (US$ 54.4 million), or earnings per share of RMB 9.19 (US$ 1.46), compared with RMB 448.9 million, or earnings per share of RMB 12.05 in the fourth quarter of 2010.

Financial highlights for 2011

•	Net revenue was RMB 15.4 billion (US$ 2.5 billion) compared with RMB 16.2 billion in 2010;

•	Gross profit was RMB 3.4 billion (US$ 546.3 million), a 22.3% gross margin compared with RMB 4.0 billion in 2010, a 24.7% gross margin;

•	Operating profit was RMB 1.5 billion (US$ 241.6 million) compared with RMB 1.9 billion in 2010;

•	Net earnings attributable to China Yuchai’s shareholders was RMB 791.8 million (US$ 125.7 million) versus RMB 1.1 billion in 2010;

•	Earnings per share was RMB 21.25 (US$ 3.37) compared with RMB 29.98 a year ago.

Net revenue for 2011 was RMB 15.4 billion (US$ 2.5 billion) compared with RMB 16.2 billion in 2010. The total number of diesel engines sold by GYMCL was 510,777, a 7.4% decline from 551,592 units sold in 2010. In 2011, there was a softening in the commercial vehicle market compared to 2010. With the Company’s broad portfolio of diesel engines, higher sales of light-duty and off-road engines partially offset lower sales to the truck market.

Gross profit in 2011 was RMB 3.4 billion (US$ 546.3 million) compared with RMB 4.0 billion in 2010, a decrease of 14.1%. The gross margin was 22.3% compared with 24.7% in 2010, representing a drop of 2.4%. This was due to lower sales of heavy-duty and medium duty engines in 2011 and higher depreciation expenses.

Other income in 2011 was RMB 56.7 million (US$ 9.0 million) down from RMB 87.6 million in 2010. The decrease was mainly due to higher exchange revaluation loss and lower interest income in 2011 as compared to 2010.

Research and development (“R&D”) expenditures rose to RMB 328.1 million (US$ 52.1 million) in 2011 from RMB 324.1 million in 2010. As a percentage of net revenue, R&D spending was 2.1% compared with 2.0% in 2010. The Company continued to maintain its efforts in R&D to develop new products and more advanced engines with higher fuel efficiency and better emission standards.

Selling, general & administrative expenses (“SG&A”) in 2011 were RMB 1.6 billion (US$ 261.7 million) compared with RMB 1.8 billion in 2010, a decrease of 9.6%. SG&A expenses were 10.7% of net revenue compared with 11.3% in 2010. The decrease was mainly due to lower product warranty expenses and sales commissions payable as a result of lower sale volumes in 2011.

Operating profit in 2011 was RMB 1.5 billion (US$ 241.6 million) compared with RMB 1.9 billion in 2010, a decrease of RMB 0.4 billion. The operating profit margin was 9.9% compared with 12.0% in 2010, the result of a change in sales mix.

Finance costs in 2011 increased to RMB 156.2 million (US$ 24.8 million) from RMB 130.4 million in 2010 due to a tightening of monetary policy in China, resulting in higher finance costs. During 2011, GYMCL issued STFBs amounting to RMB 2.39 billion at interest rates lower than China’s benchmark one-year lending rate at the time of issuance of the STFBs.

The share of joint ventures was a loss of RMB 81.2 million (US$ 12.9 million) in 2011 compared with a loss of RMB 53.9 million in 2010. The increase in loss by RMB 27.3 million was mainly due to impairment of assets held by HLGE’s joint ventures.

Net profit attributable to China Yuchai’s shareholders in 2011 was RMB 791.8 million (US$ 125.7 million) from RMB 1.1 billion in 2010, a decrease of 29.1%. Earnings per share was RMB 21.25 (US$ 3.37) in 2011, down from RMB 29.98 in 2010. As of December 31, 2011, a total of 37,267,673 shares were issued and outstanding.

Balance Sheet Highlights

As at December 31, 2011, cash and cash equivalents were RMB 4.12 billion (US$ 654.6 million) compared with RMB 4.06 billion at the end of 2010. Short and long-term borrowings increased to RMB 3.7 billion (US$ 586.7 million) from RMB 625.4 million at the end of December 2010. The increase in loans was mainly due to the issuance of STFBs.

As at December 31, 2011, trade and bills receivable were RMB 6.7 billion (US$ 1.1 billion) compared with RMB 4.2 billion at the end of 2010. The increase of RMB 2.5 billion was mainly due to a reduction in bills discounting.

As at December 31, 2011, net inventory declined to RMB 2.4 billion (US$ 383.4 million) from RMB 2.6 billion in 2010 as the Company adjusted production in view of a softening in the commercial vehicle market.

Mr. Benny H Goh, President of China Yuchai, commented, “We are pleased with our performance in the difficult environment in China in 2011. While challenges were experienced in certain segments such as the heavy-duty diesel engine sector, our broad and diverse portfolio of diesel engines allowed us to leverage on our strength in the light-duty engine segment. In 2011, we also made progress into the market for off-road applications. Our off-road applications, noticeably in the engineering machinery, agricultural equipment and marine sector, although making up a small segment of sales in 2011, showed promising growth.”

Disclaimer Regarding Unaudited Financial Results

Investors should note that the Company has not yet finalized its consolidated financial results for fiscal year 2011. The financial information of the Company presented above is unaudited and may differ materially from the audited financial statements of the Company for fiscal year 2011 to be released when it is available.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts for fiscal years 2011 and 2010 from Renminbi to U.S. dollars has been made at the rate of RMB 6.3009 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on December 30, 2011. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 30, 2011 or at any other date.

Unaudited Full Year 2011 Earnings Web Cast

An audio web cast for the investment community has been scheduled for 8:00 A.M. Eastern Standard Time today, February 27, 2012. The call will be hosted by the President, Mr. Benny H Goh, and Chief Financial Officer, Mr. Kok Ho Leong, who will present and discuss the financial results and business outlook of the Company, followed by a Q&A session.

The web cast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com/. Participants are requested to log into the web cast at least 5 minutes prior to the scheduled start time. The recorded web cast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2011, GYMCL sold 510,777 diesel engines and is recognised as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

dixon.chen@grayling.com

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